MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2019 and 2018

TABLE OF CONTENTS

1.	Overview of the business	2-3

2.	Highlights and key business developments	4-6

3.	Results of the AGM	7-15

4.	Financial results of the Company	15-19

5.	Selected quarterly financial data	19-20

6.	Outlook	20

7.	Liquidity and capital resources	21-23

8.	Non-GAAP measures	24-29

9.	Summary of outstanding share data	29

10.	Related party transactions	29

11.	Critical accounting policies and estimates	29-30

12.	Risks and uncertainties	30-31

13.	Internal control	31

14.	Qualified person	31

15.	Cautionary statements	32-35

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (“Asanko” or the “Company”) has been prepared by management as of November 5, 2019 and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019 and 2018 and the notes related thereto.

Additional information on the Company, including its most recent Annual Information Form (“AIF”) is available under the Company’s profile at www.sedar.com and the Company’s website: www.asanko.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars (“US dollars”) unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections “12. Risks and uncertainties” and “15. Cautionary statements” at the end of this MD&A.

1.    Overview of the business

Following the conclusion of the Gold Fields Transaction (see “Gold Fields Transaction”) on July 31, 2018, Asanko holds a 45% economic interest in the Asanko Gold Mine (the “AGM”) and gold exploration tenements (collectively the “joint venture” or “JV”) on both the Asankrangwa and Sefwi Gold Belts in the Republic of Ghana (“Ghana”), West Africa.

Asanko’s vision is to build a mid-tier gold mining company through a combination of organic growth, exploration, strategic M&A activities and the disciplined deployment of its financial resources. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE American (“NYSE”) under the symbol “AKG”.

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, eight satellite deposits and a carbon-in-leach (“CIL”) processing plant, with a current design capacity of five million tonnes per annum (“Mtpa”).

The JV partners are considering an optimal work plan and timing to deliver an updated Life of Mine plan for the AGM (the “AGM LOM plan”) which focuses on cash flow generation and prudent allocation of capital. The implementation of the AGM LOM plan is expected to require a special majority decision of the Management Committee of the JV partners (see “Updating the Life of Mine Plan and Associated Impairment Loss”).

Gold Fields Transaction

On July 31, 2018, the Company completed a transaction with a subsidiary of Gold Fields Limited (“Gold Fields”), under which Gold Fields obtained a 50% interest in the JV (45% interest in the AGM), in exchange for a $185.0 million contribution by Gold Fields to the JV (the “JV Transaction”). Of this contribution amount, $165.0 million was paid upon closing of the transaction, $10.0 million was received on August 29, 2019, and a further $10.0 million will be payable by Gold Fields to the Company by no later than December 31, 2019. In addition to Gold Fields’ contribution to the JV, Gold Fields also subscribed for 22,354,657 common shares of the Company for gross proceeds of $17.6 million.

Concurrent with the closing of the JV Transaction, the Company settled the amount of $163.8 million then outstanding under the Definitive Senior Facilities Agreement, including all outstanding debt principal and accrued interest, and emerged from the JV Transaction debt-free. The Company recognized the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retained in the JV. Based on the fair value of the Company’s retained interest in the JV, the Company recognized a $143.3 million loss associated with the loss of control of its former Ghanaian subsidiaries Asanko Gold Ghana Limited (“AGGL”) and Adansi Gold Company Ghana Limited (“Adansi Ghana”). The AIF contains details on the rights and obligations of the participants to the JV.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

Updating the Life of Mine Plan and Associated Impairment Loss

During the three months ended September 30, 2019, the Company and its JV partners announced that the scope of the ongoing work associated with the AGM’s life of mine (the “AGM LOM”) plan would:

  target a remaining mine life of 8-10 years with gold production of 225,000 to 250,000 ounces per year;
  contemplate resources on Localized Uniform Conditioning methodology;
  be based on NI43-101 standards and consistent with Gold Field’s operating practices;
  be based on Measured and Indicated Mineral Resources using Datamine Mine Stope Optimization software;
  not include any major development capital investments such as further processing plant expansions or Esaase ore transportation infrastructure; and
  be based on metallurgical recovery estimates for Esaase fresh ore based on an updated metallurgical model, which would in turn be based on a test-work program currently underway.

The Company previously prepared its Amended and Restated Definitive Feasibility Study related to the AGM on June 5, 2017 (and amended and restated on December 20, 2017, the “12/17 DFS”). The 12/17 DFS has been filed on SEDAR, www.sedar.com, and is available on the Company’s website: www.asanko.com. The 12/17 DFS previously estimated the AGM’s remaining life of mine to be between 14 and 21 years (ending 2030 - 2037) with gold production ranging from 108,000 ounces to 497,000 ounces. As discussed above, the current AGM LOM plan contemplates a remaining mine life of 8-10 years (2027-2029) with gold production ranging from 225,000 to 250,000 ounces per year. Similarly, the Company also previously expected that global resource gold ounces at Esaase would remain approximately the same as previously stated. However, recent information assessed as part of the ongoing work associated with the AGM LOM plan, suggests that the overall resource base for the AGM may reduce significantly.

Therefore, given that the target mine life and production is expected to result in the extraction of materially less than the total previously estimated reserves and resources of the AGM, the Company considered this to represent an indicator of possible impairment.

Accordingly, the Company was required to assess the recoverable amount of its investment in the JV, which was based on management’s estimate of the fair value less cost of disposal of the AGM. The fair value less cost of disposal of the AGM (on a 100% basis) was estimated to be $286.0 million and included life of mine cash flow projections, on the basis of the updated scope.

As previously stated, the JV has not yet finalized the AGM LOM plan and the life of mine cash flow projections used in the impairment assessment are not based on a National Instrument 43-101 technical report and are not currently supported by the associated detailed engineering. The extent of any change in reserves and resources cannot be precisely determined until the AGM LOM plan is finalized. Future changes to the life of mine cash flow projections may include (but may not be limited to) changes to the current estimates of in-situ ounces, ore tonnes to be mined in future periods, strip ratios, head grades, recovery rates, gold price assumptions, mining costs, processing costs, trucking costs, capital and closure costs, as well as discount rates. Furthermore, the recoverable amount estimate includes estimates of the LOM cash flows which are not yet complete, as well as a determination of the fair value of exploration potential associated with inferred resources. Notwithstanding the potential for these changes, the estimate of the recoverable amount of the AGM incorporates management’s best estimate based on information available to management at the time of preparing this MD&A. Management’s estimate of the fair value of the AGM is classified as Level 3 in the fair value hierarchy (for more information regarding the assumptions applied, refer to “Impairment testing”).

At September 30, 2019, the carrying value of the AGM’s single cash generating unit was $285.2 million greater than its estimated recoverable amount. Based on the above assessment, during the three months ended September 30, 2019, the Company recognized an impairment of $128.3 million (or 45% of $285.2 million) against the Company’s equity investment in the AGM JV.

The finalized AGM LOM plan is expected to be published in Q1 2020.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

2.    Highlights and key business developments

Q3 2019 business developments include the following operating and financial results of the AGM on a 100% basis (unless otherwise stated).

Operating highlights of the AGM (on a 100% basis)

  No lost time injuries (“LTI”) were reported during the quarter, and the AGM has now achieved over 30 months and more than 15.7 million hours worked without an LTI. There were also no recordable injuries reported during the quarter and the total reportable injury frequency rate was nil for the quarter.

  Record gold production of 62,440 and 184,932 ounces during the three and nine months ended September 30, 2019, respectively, on track to meet the upper end of 2019 production guidance of 225,000-245,000 ounces.

  Ore mined during Q3 2019 totaled 1.11 million tonnes (“Mt”), at an average mined grade of 1.5 g/t and a total strip ratio of 5.8:1. The decrease in strip ratio from Q2 2019 was due to a reduction in waste mining at Nkran as the Cut 2 pushback neared completion in Q3 2019.

  The processing plant delivered another record quarterly milling performance with throughput of 1.44Mt, at an average plant feed grade of 1.4 g/t.

  Gold recovery of 94% continued to exceed design.

  The AGM incurred operating cash costs per ounce1 of $799, total cash costs per ounce1 of $872 and all-in sustaining costs per gold ounce1 (or “AISC”) of $1,179 in Q3 2019.

  Though Q3 2019 AISC1 were higher than the 2019 annual cost guidance of $1,040 - $1,060/oz, management forecasts a reduction in AISC1 in Q4 2019 as waste mining rates at Nkran reduce with the completion of the Cut 2 pushback.

Financial highlights of the AGM (on a 100% basis before any impairment adjustments)

The following financial information includes the operating and financial results of the AGM on a 100% basis (unless otherwise stated).

  Q3 2019 gold sales of 63,009 ounces generated a record $91.0 million of gold sales proceeds at an average realized gold price of $1,443 per ounce, an increase of $12.8 million from Q3 2018. Revenue for Q3 2019 amounted to $91.2 million and includes by-product sales of $0.2 million.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $79.9 million in Q3 2019, an increase of $2.1 million from Q3 2018. The increase in cost of sales was primarily due to higher operating cash costs per ounce as well as higher royalty expense of $0.6m due to record quarterly revenue, partially offset by a decrease in gold ounces sold.

  Income from mine operations improved to $11.2 million in Q3 2019, compared to $0.6 million in Q3 2018. The increase in income from mine operations was due to the increase in realized gold prices from $1,198/oz to $1,443/oz, partly offset by the impact of higher operating cash costs and lower sales volumes.

  The AGM’s net income after tax for the quarter amounted to $5.1 million, compared to a net loss after tax of $128.8 million in Q3 2018. The net loss in Q3 2018 was primarily related to the fair value adjustment associated with the JV Transaction.

  The JV’s income from operations amounted to $6.6 million for the quarter, compared to a net loss from operations of $2.2 million in Q3 2018. The improvement in mine operating earnings was due to an increase in the realized gold price, partly offset by higher production cost and increased exploration activity.

  The AGM reported Adjusted EBITDA1 of $25.7 million for the three months ended September 30, 2019.

  The AGM generated $45.6 million of cash flows from operating activities (after taking into account favorable working capital changes of $15.4 million) and free cash flow1 of $13.9 million during the three months ended September 30, 2019. This compares to $21.2 million of cash flows from operating activities and $6.7 million of free cash flow for the three months ended September 30, 2018. The improvement in free cash flow was the result of an $8.3 million increase in income from operations (ignoring depreciation and depletion), as well as a favorable change in non-cash working capital of $16.2 million from Q3 2018 to Q3 2019. These factors were partly offset by $12.2 million increase in cash flows associated with capital expenditure, as well as $5.1 million of payments made to mining contractors for leases capitalized under IFRS 16.

  As at September 30, 2019, the JV had unaudited cash of $36.6 million on hand ($3.0 million of which was restricted and held as collateral in respect of gold collar hedges), $7.0 million in receivables from gold sales and $2.9 million in gold on hand (with a market value of $3.1 million).

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1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

Key consolidated financial information of the Company

The following financial information comprises the consolidated results of the Company for Q3 2019:

  The Company reported a net loss of $147.5 million in Q3 2019 compared to a net loss attributable to common shareholders of $0.3 million in Q3 2018. The increase in net loss for Q3 2019 was predominantly the result of a $128.3 million impairment recognized on the Company’s equity investment in the AGM JV as a result of ongoing work associated with the AGM LOM plan. Additionally, the Company recognized a $20.0 million downward fair value adjustment on its redeemable preference shares in order to reflect the change in the estimated timing of the cash flows expected to be distributed by the JV in accordance with the change in the AGM LOM plan (there was no change to the face value of the preferred shares). These factors were partly offset by the improved operating results of the AGM.

  Adjusted net income for Q3 2019 amounted to $0.8 million ($0.00 earnings per share) compared to an adjusted net loss of $1.6 million ($0.01 loss per share) in Q3 2018. The improvement in adjusted net income was due to the Company’s 45% interest in the adjusted net income of the AGM which improved from an adjusted net loss of $2.1 million in Q3 2018 to adjusted net income of $5.1 million in Q3 2019. In addition, the Company earned $0.8 million more in net service fees as operator of the AGM.

  Adjusted EBITDA1 for Q3 2019 amounted to $9.4 million, compared to $13.3 million in Q3 2018. The decrease in adjusted EBITDA was primarily a result of the reduction in the Company’s interest in the AGM from 100% to 45%, as well as higher general and administrative costs during the quarter associated with the restructuring of the executive management team (see “Management Changes”). These factors were partially offset by the increase in the AGM’s mine operating earnings.

  Cash used in operating activities in Q3 2019 was $3.5 million, compared to cash provided by operating activities of $2.9 million in Q3 2018. The cash flow results for Q3 2018 still included one month of the operating cash flow results of the AGM, which was deconsolidated effective July 31, 2018, whereas 2019 results do not include the operating results of the AGM.

  On August 29, 2019, the Company received $10.0 million from Gold Fields based on the agreed Esaase development milestone. The $10.0 million payment was recorded as a partial redemption of the previously recognized $20.0 million preference shares. The remaining $10.0 million is expected to be received during the fourth quarter of 2019.

  As at September 30, 2019, the Company had unaudited cash of $13.6 million on hand, and is scheduled to receive a further $10 million in cash related to the JV transaction on or before December 31, 2019.

Management and Board Changes

On July 11, 2019, the Company announced a management restructuring following a thorough review of the business needs of the Company as managers and operators of the AGM. Effective August 1, 2019, Josephat (Joe) Zvaipa became Executive Vice President & Chief Operating Officer based in the Company’s Johannesburg office. Joe had previously been the Company’s Managing Director, Ghana, for four years. The move followed the appointment of Frederick Attakumah, previously Senior Vice President – Corporate Affairs and Sustainability, as Executive Vice President and Managing Director of AGGL. In conjunction with the change, Peter Breese (who assumed the role of COO and President effective April 1, 2019) retired from his management and board roles with the Company.

The Company’s technical services group, based in Johannesburg, continues to support the AGM operations with long-range mine planning, resource estimation, capital project management, exploration planning and engineering. The group has been consolidated and are being managed by Asanko’s Senior Vice President Technical Services, Mike Begg, who previously served as Senior Vice President Mineral Resources. The roles of Executive Vice President Strategy, Senior Vice President Organizational Capability, Senior Vice President Metallurgy and Senior Vice President Projects were made redundant effective July 31, 2019.

During the quarter, the Company also appointed Lynette Gould as Senior Vice President, Investor Relations and Markus Felderer as Senior Vice President, Corporate Development.

On October 24, 2019, the Company announced that Ms. Judith Mosely will join the Company’s Board effective January 1, 2020.

3.	Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company’s attributable economic interest in the AGM is 45%.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

3.1	Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three and nine months ended September 30, 2019 and 2018, unless otherwise noted.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Key mine performance data of the AGM (100% basis)
Ore tonnes mined (000 t)	1,105	1,730	3,666	3,442
Waste tonnes mined (000 t)	6,372	9,084	20,763	30,855
Total tonnes mined (000 t)	7,477	10,814	24,429	34,297
Strip ratio (W:O)	5.8	5.3	5.7	9.0
Average gold grade mined (g/t)	1.5	1.4	1.5	1.4
Mining cost ($/t mined)[2]	4.48	3.63	4.63	3.48

Ore tonnes milled (000 t)	1,439	1,299	4,037	3,942
Average mill head grade (g/t)	1.4	1.6	1.5	1.4
Average recovery rate (%)	94%	94%	94%	94%
Processing cost ($/t treated)	10.42	11.26	10.94	10.77

Gold produced (ounces)	62,440	61,599	184,932	163,329
Gold sold (ounces)	63,009	65,267	182,767	165,951

Silver produced (ounces)	11,248	15,120	33,042	41,747
Silver sold (ounces)	12,440	15,847	37,415	40,401

Operating cash costs ($ per gold ounce)[1]	799	743	772	642
Total cash costs ($ per gold ounce)[1]	872	803	839	705
All-in sustaining costs ($ per gold ounce)[1]	1,179	971	1,163	1,072

[2] For the nine months ended September 30, 2019, mining cost per tonne excludes a provision for a one-time contract termination fee.

a)	Health and Safety

There were no LTIs reported during the quarter and the AGM has now achieved over 30 months and more than 15.7 million hours worked without a single LTI. There were also no recordable injuries reported during the quarter and the total reportable injury frequency rate was nil for the quarter.

b)	Mining

During the quarter, the AGM sourced ore from the Nkran, Esaase and Dynamite Hill pits as well as run-of-mine stockpiles. During the quarter, 4.71Mt of waste and 0.32Mt of ore at a gold grade of 1.8 g/t were mined from the Nkran pit. Waste mining activities at Nkran are expected to reduce in Q4 2019 with the completion of the Cut 2 pushback.

The Esaase pit delivered 0.62Mt of ore at a gold grade of 1.3 g/t and a strip ratio of 2.5:1. Operations at Esaase will continue mining oxides through Q4 2019 in order to achieve an optimal fresh to oxide ore blend delivered to the SAG mill. During the quarter, work associated with the resettlement of the Tetrem village commenced and will continue into the fourth quarter and through 2020.

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1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

Mining operations at Dynamite Hill produced 0.17Mt of ore at an average grade of 0.8 g/t and strip ratio of 0.8:1. The reserve base at Dynamite Hill was fully depleted in Q3 2019. Going forward, the mine plan for Q4 2019 will source ore primarily from Cut 2 at Nkran and the Esaase deposit, augmented where necessary with run-of-mine stockpile material.

Mining cost per tonne for Q3 2019 was $4.48 compared to $3.63 during Q3 2018, an increase of 23%. The higher mining cost per tonne in Q3 2019 was predominantly due to volume differences as fewer total tonnes mined during Q3 2019 had the effect of increasing fixed mining cost on a per unit basis. The higher mining cost also reflects the additional fixed cost of Esaase mining contract (which commenced in Q1 2019), while a 5% non-refundable levy on certain goods and services was introduced by the Ghanaian government partway through Q3 2018 (August 1, 2018).

c)	Processing

The AGM produced a record 62,440 ounces of gold during the third quarter of 2019, as the processing plant achieved a record quarterly milling rate, with 1.44Mt of ore processed at a grade of 1.4 g/t and metallurgical recovery averaging 94%. The gold feed grade processed through the mill was marginally lower than that mined during the quarter as the AGM employs a differential stockpiling and feed arrangement process, in line with its ongoing Life of Mine planning.

Metallurgical recovery continued to exceed design as a result of higher-than-design gravity recovery performance. This performance highlights the capability of the recovery circuit to run at higher throughput levels whilst still maintaining recovery performance.

Processing cost per tonne for Q3 2019 was $10.42 compared to $11.26 during Q3 2018, a decrease of 8%. The improvement in processing cost per tonne was predominantly due to the positive volume variance as the higher throughput during Q3 2019 had the effect of decreasing fixed processing costs on a per unit basis. In addition, the AGM expended fewer consumables than in the comparative period.

d)	Total cash costs and AISC (for the AGM on a 100% basis)

For the three and nine months ended September 30, 2019, total cash costs per ounce[1] were $872/oz and $839/oz, respectively, compared to total cash costs per ounce during the three and nine months ended September 30, 2018 of $803/oz and $705/oz, respectively. Cash costs were higher in Q3 2019 (when compared to Q3 2018) due to the increase in mining costs, as well as ore transportation costs associated with trucking ore from Esaase to the process plant ($53/oz for the quarter). In addition, total cash cost per ounce[1] in Q3 2019 reflected a $28/oz impact associated with the 5% non-refundable levy that was introduced by the Ghanaian government on certain goods and services, effective August 1, 2018, compared to an impact of $20/oz in Q3 2018. Total cash costs per ounce[1] were also higher in Q3 2019 due to the impact of lower gold sales volumes which had the effect of increasing fixed production costs on a per unit basis. The improved gold price during Q3 2019 gave rise to higher royalty expense compared to Q3 2018. These factors were partly offset by a reduction associated with fixed mining contractor cost ($96/oz) which, due to the adoption of IFRS 16 – Leases (“IFRS 16”, see “11.2 Changes in Accounting Policies including Initial Adoption”), is now presented as part of AISC rather than total cash cost per ounce[1]. In addition, total cash cost per ounce[1] benefitted from lower net realizable value (“NRV”) adjustments to stockpile inventory, the cash cost component of which totaled $1.9 million in Q3 2019, compared to $6.8 million in Q3 2018. The reduction in the NRV adjustments quarter-on-quarter was predominantly due to the improvement in the forecasted realized gold prices from a year ago.

Relative to Q2 2019, total cash costs per ounce[1] were higher in Q3 2019, increasing by 20% from $724 to $872, as a result of the impact of lower gold sales volumes in Q3 2019, which had the effect of increasing cash production cost on a per-unit basis. Total cash costs per ounce[1] was also impacted by a decrease in the amount of stripping costs that was deferred (due to the Cut 2 pushback at Nkran nearing completion during the quarter) and thus more operational waste mining costs were included in total cash costs per ounce[1]. Additionally, in Q3 2019, the AGM recognized a $4.7 million adjustment to the carrying value of stockpile inventory in order to reflect the net realizable value of stockpiled ore, of which $1.9 million was recorded in production costs ($30/oz increase); whereas, in Q2 2019, the AGM recognized a $0.6 million reversal of previously recorded net realizable value adjustments on its stockpile inventory ($9/oz decrease).

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1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

For the three and nine months ended September 30, 2019, AlSC1 for the AGM amounted to $1,179/oz and $1,163/oz, respectively, compared to AISC1 for of $971/oz and $1,072/oz for the three and nine months ended September 30, 2018, respectively. The increase in AlSC1 from Q3 2018 to Q3 2019 was predominantly due to the previously described higher total cash costs per ounce1 (increase of $69/oz), a $41/oz increase in deferred stripping costs related to the substantial completion of Cut 2 at Nkran, and the impact of lower gold sales volumes which had the effect of increasing fixed costs on a per unit basis.

Relative to Q2 2019, AlSC1 for Q3 2019 was consistent with the prior quarter. Although total cash costs per ounce1 were $148/oz higher in Q3 2019, this was offset by lower capitalized stripping costs (decrease of $146/oz) and a decrease in sustaining capital as the AGM incurred higher capital costs in Q2 2019 relating to raising the height of the tailing storage facility (decrease of $49/oz). Additionally, lower gold sales volumes in Q3 2019 had the effect of increasing fixed all-in sustaining costs on a per unit basis.

For the three and nine months ended September 30, 2019, the AGM incurred non-sustaining expenditure of $7.7 million and $17.2 million, respectively, compared to $3.4 million and $14.3 million during the respective comparative periods in 2018. The higher non-sustaining expenditure for Q3 2019 was primarily due to $1.7 million higher exploration expense associated with exploration drilling and annual mineral rights fees, as well as $2.6 million higher development capital, which included initial costs associated with the resettlement of the Tetrem village near Esaase.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

3.2	Selected financial results of the AGM

The following tables present excerpts of the financial results of the JV for the three and nine months ended September 30, 2019 and 2018, and as a result the tables below my not foot. These results are presented on a 100% basis before any impairment adjustments. For a complete income statement of the JV, refer to note 6 of the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2019 and 2018.

Three and nine months ended September 30, 2019 and 2019

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
(in thousands of US dollars)	$	$	$	$

Revenue	91,164	78,396	243,894	209,649
Cost of sales:
Production costs	(50,721)	(48,772)	(146,652)	(107,591)
Depreciation and depletion	(24,665)	(25,135)	(64,840)	(55,428)
Royalties	(4,559)	(3,919)	(12,306)	(10,482)
Income from mine operations	11,219	570	20,096	36,148
Exploration and evaluation expenditures	(2,438)	(734)	(3,873)	(2,758)
Fair value adjustment associated with JV Transaction	-	(126,697)	-	(126,697)
Finance expense	(3,913)	291	(7,810)	(10,856)
Net income (loss) before tax for the period	3,273	(128,308)	4,615	(109,868)
Income tax recovery (expense)	1,823	(460)	-	(11,909)
Net income (loss) after tax for the period	5,096	(128,768)	4,615	(121,777)
Adjusted net income (loss) after tax for the period[2]	5,096	(2,071)	4,615	4,920

Average realized price per gold ounce sold ($)	1,443	1,198	1,343	1,259
Average London PM fix ($)	1,472	1,213	1,364	1,282
All-in sustaining costs ($ per gold ounce)[1]	1,179	971	1,163	1,072
All-in sustaining margin ($ per gold ounce)[1]	264	227	180	187
All-in sustaining margin ($'000)[1]	16,634	14,816	32,898	31,033

2 Adjusted net income (loss) is a non-GAAP performance measure, which does not have any standardized meaning and therefore is unlikely to be comparable to other measures presented by other issuers. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the JV’s ongoing operating performance. The Company further believes that its presentation of this non-GAAP financial measure provides information that is useful to investors because it is an important indicator of the strength of the AGM's operations and the performance of its core business. Adjusted net income (loss) as presented in the table was derived by adjusting net income (loss) of the AGM by the amount of the fair value adjustment associated with the JV Transaction.

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1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

Revenue

During Q3 2019, the AGM sold 63,009 ounces of gold at an average realized gold price of $1,443/oz for total revenue of $91.2 million (including $0.2 million of by-product revenue). During Q3 2018, the AGM sold 65,267 ounces of gold at an average realized gold price of $1,198/oz for total revenue of $78.4 million (including $0.2 million of by-product revenue). The increase in revenues quarter-on-quarter was therefore a function higher average realized gold prices in Q3 2019, partly offset by lower sales volumes.

During the nine months ended September 30, 2019, the AGM sold 182,767 ounces of gold at an average realized gold price of $1,343/oz for total proceeds of $243.9 million. Revenues also included $0.6 million of by-product revenue and were presented net of $2.2 million of gold sales related to pre-production activities at Esaase that were capitalized to mineral properties, plant and equipment (“MPP&E”). In the comparative period of 2018, the AGM sold 165,951 ounces of gold at an average realized gold price of $1,259/oz for total revenue of $209.6 million (including $0.6 million of by-product revenue). The increase in revenues during 2019 (compared to the prior-year period) was therefore a function of higher sales volumes and higher average realized gold prices in 2019.

The AGM continues to sell all the gold it produces to Red Kite under an offtake agreement. The terms of the offtake agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of September 30, 2019, 773,278 ounces have been delivered to Red Kite under the offtake agreement (December 31, 2018 – 590,511 ounces).

Production costs and royalties

During Q3 2019, the AGM incurred production costs of $50.7 million, compared to $48.8 million in Q3 2018. Production costs were higher due to the higher total cash costs per ounce1, partly offset by the impact of lower sales volumes in Q3 2019.

During the nine months ended September 30, 2019, the AGM incurred production costs of $146.7 million, compared to $107.6 million for the nine months ended September 30, 2018. Production costs were higher due to higher total cash costs per ounce1 and higher sales volumes in 2019. Additionally, during the nine months ended September 30, 2019, the JV provided for a one-time contract termination fee relating to one of the JV’s mining contractors.

Production costs for the three and nine months ended September 30, 2019 were reported net of stripping costs of $10.3 million and $33.7 million (three and nine months ended September 30, 2018 – $8.0 million and $51.8 million, respectively). Stripping costs are deferred to mineral properties in accordance with the AGM’s accounting policy for stripping costs. To the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM concessions. The AGM’s Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM’s Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. Royalties are presented as a component of cost of sales and amounted to $4.6 million and $12.3 million for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 – $3.9 million and $10.5 million, respectively). Royalty expense was higher during the three and nine months ended September 30, 2019 due to higher earned revenues, as well as the commencement of commercial operations at Esaase (which attracts an incremental 0.5% royalty), partly offset by the impact of lower production from Akwasiso (which attracts an incremental 2% royalty).

Depletion and depreciation

Depreciation and depletion expense for Q3 2019 amounted to $24.7 million, including $8.4 million of depletion associated with previously capitalized deferred stripping cost, as a result of 1.11Mt of ore mined during the quarter. This compares to depreciation and depletion of $25.1 million for Q3 2018, which included $9.4 million of depletion associated with previously capitalized deferred stripping costs and was based on 1.73Mt of ore mined during the comparative period. Depreciation and depletion expense decreased from Q3 2018 due to a lower depreciable asset cost base resulting from the recognition of a fair value adjustment associated with the JV Transaction which was recorded in Q3 2018 as well as fewer ore tonnes being mined during Q3 2019. These factors were partly offset by the carrying value of Esaase mineral interests being added to the depreciable cost base of producing mineral properties during the current year, and the impact of adopting IFRS 16 which resulted in certain mining contractor costs being capitalized and depreciated rather than presented as production costs.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

Depreciation and depletion expense for the nine months ended September 30, 2019 amounted to $64.8 million, including $22.9 million of depletion associated with previously capitalized deferred stripping cost, as a result of 3.67Mt of ore mined during the period. This compares to depreciation and depletion of $55.4 million for the nine months ended September 30, 2018, which included $17.2 million of depletion associated with previously capitalized deferred stripping costs and was based on 3.44Mt of ore mined during the comparative period. Depreciation and depletion expense for the nine months ended September 30, 2019 increased from the same period in 2018 due to more ore tonnes mined, as well as a net increase in the depreciable cost base of producing mineral properties. The net increase in depreciable cost base was partly due to Esaase reaching commercial production and the adoption of IFRS 16 which resulted in certain mining contractor costs being capitalized and depreciated rather than presented as production costs, partly offset by the recognition of a fair value adjustment associated with the JV Transaction which was recorded in Q3 2018. Additionally, during the nine months ended September 30, 2019, the AGM recorded a $17.4 million adjustment to the carrying value of stockpile inventory in order to reflect the net realizable value of stockpiled ore, of which $8.8 million was recorded as depreciation expense. In comparison, the net realizable value adjustment to depreciation during the nine months ended September 30, 2018 amounted to $5.4 million.

Exploration and evaluation expenditures

During Q3 2019, the AGM incurred $2.4 million on exploration and evaluation (“E&E”) expenditures compared to $0.7 million in Q3 2018. The increase in E&E expense was primarily related to incremental accruals for annual mineral rights fees, while the JV also incurred some exploratory drilling costs on the Opeimu target.

During the nine months ended September 30, 2019, the AGM incurred $3.9 million on E&E expenditures compared to $2.8 million in the comparative period. The increase in E&E expense was primarily related to incremental accruals for annual mineral rights fees, as well as exploratory drilling costs on the Tontokrom and Opeimu targets.

Finance expense

The following is a summary of finance expenses incurred by the AGM JV during the three and nine months ended September 30, 2019 and 2018.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
(in thousands of US dollars)	$	$	$	$
Realized and unrealized losses on hedging instruments	(3,099)	-	(5,614)	-
Interest on lease liability	(592)	-	(1,510)	-
Interest charges on Red Kite loan and associated withholding taxes	-	546	-	(10,142)
Accretion charges on asset retirement provisions	(201)	(242)	(631)	(671)
Other	(21)	(13)	(55)	(43)
Total	(3,913)	291	(7,810)	(10,856)

Finance expense during the three months ended September 30, 2019 increased due to realized and unrealized losses on gold collar hedging instruments. In June 2019, the AGM entered into a zero cost collar gold hedging program with a group of leading commercial banks to help manage the AGM’s exposure to gold price risk during a period of high sustaining capital expenditures at Nkran Cut 2 as well as the Tetrem village relocation. The hedging instruments covered 90,000 ounces of gold production, in increments of 15,000 gold ounces per month, over a period of six months from July 1, 2019 to December 31, 2019. The details of all outstanding hedging instruments at September 30, 2019 are as follows:

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

			Fair value of liability at
	Put price	Call price	September 30, 2019
Gold ounces	$ per gold ounce	$ per gold ounce	$
30,000	$1,300.00	$1,410.50	(4,331)
15,000	$1,350.00	$1,517.00	(246)
			(4,577)

The AGM was required to deposit $3.0 million as collateral on the gold collars. This cash has been presented as restricted cash as at September 30, 2019.

The AGM recognized a fair value adjustment on its hedging instruments of $3.1 million, inclusive of withholding taxes, for the three months ended September 30, 2019, of which $2.1 million was realized on settlement of the hedge contracts maturing during the period July to September 2019. The realized loss on settlement and unrealized mark-to-market loss were presented as finance expense in profit and loss of the JV.

Finance expense during the nine months ended September 30, 2019 reduced from the comparative period due to the repayment of the AGM’s $163.8 million long-term debt concurrent with the completion of the JV Transaction on July 31, 2018. Finance expense for the nine months ended September 30, 2019 is comprised of a fair value adjustment on its hedging instruments of $5.6 million, inclusive of withholding taxes, of which $2.1 million was realized on settlement of the hedge contracts maturing during the period July to September 2019. As at September 30, 2019, $1.1 million of the realized loss on the hedging instruments remained unpaid and was settled subsequent to period-end.

Income tax expense

The AGM recorded a deferred income tax recovery of $1.8 million and deferred tax expense of $nil for the three and nine months ended September 30, 2019, respectively, compared to a deferred income tax expense of $0.5 million and $11.9 million for the three and nine months ended September 30, 2018, respectively. The deferred tax recovery for the three months ended September 30, 2019 reflects the expectation that, following the conclusion of the work associated with the AGM LOM plan, the carrying value of producing mineral properties will reduce to an amount that is less than their associated tax base. The AGM has not recognized deferred tax assets relating to tax loss carry forwards as it is not currently considered probable that these losses will be utilized prior to their expiry (5- year expiry from the date incurred).

3.3	Cash flow results of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three and nine months ended September 30, 2019 and 2018:

	Three months ended September 30,		Nine months ended September 30,
AGM 100% Basis	2019	2018	2019	2018
Cash provided by (used in):
Operating cash flows before working capital changes	30,177	21,929	75,977	82,649
Operating activities	45,570	21,150	74,935	59,614
Investing activities	(26,655)	(14,427)	(50,430)	(64,138)
Financing activities	(5,051)	5,070	(9,406)	12,910
Impact of foreign exchange on cash and cash equivalents	22	(44)	(179)	-
Increase in cash and cash equivalents during the period	13,886	11,749	14,920	8,386
Cash and cash equivalents, beginning of period	22,682	18,682	21,648	22,045
Cash and cash equivalents, end of period	36,568	30,431	36,568	30,431

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

Cash flows from operating activities

During Q3 2019, the AGM generated cash flows from operations of $45.6 million, being cash inflows before working capital changes of $30.2 million and inflows from non-cash working capital of $15.4 million. Cash inflows of $15.4 million from non-cash working capital were primarily the result of a $6.2 million increase in accounts payable and accruals, a $6.0 million decrease in receivables and VAT receivable and a $4.5 million decrease in inventories. These factors were partially offset by a $1.3 million increase in prepaid expenses.

The increase in operating cash flows in Q3 2019 compared to Q3 2018 as demonstrated in the table above was primarily a result of higher mine operating income excluding depreciation expense and a favorable change in non-cash working capital relating to in the collection of VAT receivable, a decrease in inventories and an increase in accounts payable. This was partly offset by a $1.0 million cash payment to settle the AGM’s July and August gold collar hedging contracts.

During the nine months ended September 30, 2019, the AGM generated cash flows from operations of $74.9 million, being cash inflows before working capital changes of $76.0 million and outflows from non-cash working capital of $1.1 million. Cash outflows of $1.1 million from non-cash working capital were primarily the result of a $5.7 million increase in receivables and VAT receivable and $0.3 million increase in prepaid expenses. These factors were partially offset by a $3.6 million decrease in inventories and a $1.3 million increase accounts payable and accruals.

The increase in operating cash flows for the nine months ended September 30, 2019 compared to the same period in 2018 as demonstrated in the table above was primarily a result of a reduction in non-cash working capital outflows primarily relating to a decrease in inventories, partially offset by lower mine operating income.

Cash used in investing activities

During Q3 2019, the AGM invested $26.8 million in additions to mineral properties, plant and equipment. The total expenditure on mineral properties, plant and equipment during the quarter included $20.4 million relating to capitalization of deferred stripping costs ($10.3 million in deferred stripping additions plus a $10.1 million reduction in payables relating to stripping costs), $1.2 million in sustaining capital ($0.7 million in sustaining capital additions plus a $0.5 million reduction in payables) and $5.2 million in development capital. Sustaining capital related primarily to raising the height of the tailings storage facility, while development capital included development activities at Esaase and the commencement of a village relocation.

The increase in cash flows invested in mineral properties, plant and equipment from Q3 2018 to Q3 2019 was primarily due to the change in accounts payable related to capital expenditures.

During the nine months ended September 30, 2019, the AGM invested $50.7 million in additions to mineral properties, plant and equipment. The total expenditure on mineral properties, plant and equipment during the quarter included $32.4 million relating to capitalization of deferred stripping costs ($33.7 million in deferred stripping additions net of $1.3 million in payables relating to stripping costs), $4.9 million in sustaining capital ($5.2 million in sustaining capital additions net of $0.3 million in payables) and $13.4 million in development capital. Sustaining capital related primarily to raising the height of the tailings storage facility, while development capital included bulk sampling activities for Esaase, construction of an interim haul road, the commencement of a village relocation and secondary crushing infrastructure. Total cash flows used in investing activities of $50.4 million was presented net of interest received of $0.2 million.

The decrease in cash flows invested in mineral properties, plant and equipment for the nine months ended September 30, 2019 compared to the same period in 2018 was primarily due to Q3 2018 including upgrades to the processing plant and the replacement of the SAG mill motor, partially offset by a decrease in accounts payable related to capitalized stripping costs.

Cash used in financing activities

During the three and nine months ended September 30, 2019, $5.1 million and $9.4 million of cash used in financing activities, respectively, related primarily to the change in presentation of a portion of payments made to the JV’s mining contractors which, commencing with the adoption of IFRS 16 on January 1, 2019, are required to be presented within financing activities as principal and interest payments associated with the leases contained within the JV’s mining contractor services agreements. See section “11. Critical accounting policies and estimates”. Note that as of September 30, 2019, there were $3.9 million in payables relating to the JV’s aforementioned mining contractors.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

In Q3 2018, cash inflows from financing activities related to preferred share investments by the JV partners associated with the closing of the JV Transaction totaling $170.0 million, partly offset by the repayment of the AGM’s former debt facility (and related interest and withholding taxes) totaling $164.9 million.

During the nine months ended September 30, 2018, cash inflows from financing activities related to preferred share investments by the JV partners associated with the closing of the JV Transaction totaling $185.0 million, partly offset by the repayment of the AGM’s former debt facility (and related interest and withholding taxes) totaling $172.1 million.

Liquidity position

As at September 30, 2019, the JV held cash and cash equivalents of $36.6 million ($3.0 million of which was restricted and held as collateral in respect of the gold collars), $7.0 million in receivables from gold sales and $2.9 million in gold on hand (December 31, 2018 – $21.6 million in cash and cash equivalents and $4.3 million in receivables from gold sales).

Subsequent to September 30, 2019, the JV received notification from Rand Merchant Bank (“RMB”) confirming the satisfaction of various conditions precedent associated with a $30.0 million revolving credit facility (the “RCF”) for the JV, which became available to draw. The term of the RCF will be three years, maturing in September 2022 and will bear interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on security granted to RMB. Commitment fees in respect of the undrawn portion of the RCF will be on a similar sliding scale of between 1.4% and 1.33%.

The Company does not control these funds. The liquidity of the Company is further discussed in section “7. Liquidity and capital resources.”

3.4	Development and exploration update

The following discussion relates to the AGM’s current and planned development activities (on a 100% basis), as well as the exploration work performed during the period on tenements held within the JV’s land package.

a)	Development of the Esaase Deposit

The Esaase deposit is currently being mined using open pit contractor mining. Current mining activities are focused on oxides extraction to expose the deposit, before moving into more competent fresh rock. The Environmental Permit and Mine Operating Permit were received in January 2017 from the Ghanaian EPA and the Ghanaian Minerals Commission, respectively. Asanko received an amended Environmental Permit in June 2018 that allows the trucking of ore from Esaase.

The haul road to connect the Esaase pit to the existing haul road network from Obotan was commissioned in Q1 2019. Mining is restricted to day shift only and the material is being trucked to the processing facility at Obotan. Esaase oxide ore makes up approximately 40% of the current mill feed and it is expected that these rates will continue for the foreseeable future.

b)	Production Geology

During Q3 2019, mining geology continued to focus on the in-pit mining operations and involved detailed bench mapping, intensive grade control drilling and subsequent modelling. Grade control drilling for Obotan activities in Q3 2019 recorded a total of 5,100m from 235 holes using two RC rigs yielding 4,000 samples for analysis.

RC drilling for the Esaase operation included 15,900m from 815 holes yielding 12,500 samples for analysis. All geological related activities have been implemented within this new pit, with particular emphasis on structural mapping which have been incorporated into the geo-modelling interpretations to date.

Validation and continuous improvement of the resource, reserve and grade control modelling remains a focus of the technical team and will continue into 2020.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

c)	Exploration

The JV holds a large land package of 21,300 hectares on the Asankragwa Gold Belt. In 2017, the Company undertook a prospectivity analysis assessing the potential of identified exploration targets based on structural architecture, geochemistry, geological mapping and topography. An exploration strategy was developed, in collaboration with the JV partner, to test high priority targets in order to replace mining depletion with resources near existing mining operations and infrastructure as well as test potential new discoveries. In 2019 to date, exploration has been focused on a preliminary phase of drilling carried out on the Tontokrom target in the southern exploration camp reported in Q2 2019. Initial results were promising, and further drilling is planned once access rights to the area have been obtained. Exploration drilling for the remainder of 2019 is expected to be focused on the Fromenda target.

i)	Fromenda Target

The Fromenda target is located approximately 10kms further southwest of the Tontokrom target, along the Fromenda Shear Zone Corridor.

The target was historically drill-tested in 2003 and 2004, producing significant exploration results that warrant a new round of drilling. The preliminary program is expected to drill approximately 1,200m of RC and diamond drilling focusing on confirming historic mineralization and stepping out along strike and to depth.

ii)	Opeimu Target

During the quarter, the AGM drilled 9 holes in order to test a blind-to-surface target on Opeimu, which is located 5.2km north of the AGM processing plant. The drill program successfully intersected geological structures but did not return any significant mineralization.

4.    Financial results of the Company

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company for the three and nine months ended September 30, 2019 and 2018. Note that the table below and subsequent discussion includes 100% of the results for the AGM for the periods January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM. For the three and nine months ended September 30, 2019 and the period from August 1, 2018 to September 30, 2018, the Company has recognized its share of the net income (loss) of the JV. As a result, most of the variances in the table below are attributable to the deconsolidation of the AGM due to the closing of the JV Transaction. For a more meaningful discussion on variations associated with the AGM’s results, see section “3.2 Selected financial results of the AGM”. Those variances not affected by the deconsolidation of the AGM are discussed in further detail following the table.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
(in thousands of US dollars, except per share amounts)	$	$	$	$

Revenue	-	30,665	-	161,918
Cost of sales:
Production costs	-	(20,189)	-	(79,008)
Depreciation and depletion	-	(11,651)	-	(41,944)
Royalties	-	(1,533)	-	(8,096)
Total cost of sales	-	(33,373)	-	(129,048)
Income (loss) from mine operations	-	(2,708)	-	32,870
Share of net earnings (loss) related to joint venture	(126,047)	256	(126,264)	256
Service fee earned as operators of joint venture	1,488	775	3,740	775
Exploration and evaluation expenditures	-	(419)	-	(2,333)
General and administrative expenses	(3,199)	(2,904)	(9,460)	(8,460)
Income (loss) from operations and joint venture	(127,758)	(5,000)	(131,984)	23,108
Recovery (loss) due to loss of control of subsidiaries	-	1,293	-	(143,261)
Finance income	214	2,692	736	3,025
Finance expense	(19,977)	(6)	(15,470)	(10,733)
Foreign exchange gain (loss)	5	(83)	(5)	32
Loss before income taxes	(147,516)	(1,104)	(146,723)	(127,829)
Current income tax expense	-	(121)	-	(1,087)
Deferred income tax expense	-	-	-	(11,430)
Net loss and comprehensive loss for the period	(147,516)	(1,225)	(146,723)	(140,346)
Net loss attributable to:
Common shareholders of the Company	(147,516)	(347)	(146,723)	(140,505)
Non-controlling interest	-	(878)	-	159
	(147,516)	(1,225)	(146,723)	(140,346)
Loss per share attributable to common shareholders:
Basic	(0.65)	(0.00)	(0.65)	(0.64)
Diluted	(0.65)	(0.00)	(0.65)	(0.64)
Weighted average number of shares outstanding:
Basic	225,902,646	225,804,614	225,839,725	218,189,291
Diluted	225,902,646	225,804,614	225,839,725	218,189,291

Share of net earnings (loss) related to joint venture

Effective July 31, 2018, the Company began equity accounting for its interest in the JV. Accordingly, the Company recognized its 45% proportionate share of the net earnings of the JV of $2.3 million and $2.1 million for the three and nine months ended September 30, 2019, before considering the impact of the impairment of the Company’s equity investment in the JV.

Impairment testing

During the three months ended September 30, 2019, the Company recorded an impairment on its equity investment in the AGM JV totaling $128.3 million.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

The impairment was based on management’s best estimate of the fair value less cost of disposal of the AGM ($286.0 million), based on the latest information available to management at the time of preparation of this MD&A. Management’s estimate of the fair value of the AGM is classified as Level 3 in the fair value hierarchy.

The Company’s impairment testing at September 30, 2019 incorporated the following assumptions:

Pricing assumption

For the September 30, 2019 impairment assessment, the Company’s estimated gold price considered analysts’ consensus pricing for the estimated duration of the preliminary AGM LOM plan. These gold price assumptions were as follows:

Gold price assumption	2019	2020 to 2021	2022 to 2024	Long-term	Weighted Average
Gold price (per ounce)	$1,400	$1,425	$1,400	$1,350	$1,384

Discount rate assumption

Projected cash flows were discounted using a pre-tax discount rate of 11% which represents the Company’s weighted average cost of capital and which includes estimates for risk-free interest rates, market value of the Company’s equity, market return on equity, share volatility and a target debt-to-equity financing ratio.

Sensitivity analysis

Due to the sensitivity of the recoverable amount to the various factors mentioned above and particularly long-term metal prices, as well as other factors, any significant change in key assumptions and inputs could result in changes in impairment charges to be recorded in future periods. The following table highlights the assumptions and estimates that management believes are most sensitive to estimating the recoverable amount. Any change in these assumptions and estimates could have a material impact on the estimated recoverable amount of the Company’s equity investment in the AGM JV.

Assumption	Sensitivity	Impact on recoverable amount of AGM (100% basis)
		Increase ($’millions)	Decrease ($’millions)
Gold price (weighted average)	+/- $100/oz	$127	$125
Discount rate	+/- 1.0%	$11	$10
In-situ ounces	+/- 100,000oz	$73	$71
Recovery	+/- 1.0%	$17	$18
Mining cost per tonne	+/- $0.50/t	$87	$85
Processing cost per tonne	+/- $1/t	$28	$27
Trucking cost per tonne (Esaase ore)	+/- $1/t	$16	$15

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

Service fee earned as operators of the joint venture

In accordance with the Joint Venture Agreement (“JVA”), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, receives a gross annual service fee from the JV of $6.0 million (adjusted annually for inflation). For the three and nine months ended September 30, 2019, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.1 million) and $4.5 million (less withholding taxes of $0.8 million), respectively.

General and administrative (“G&A”) expenses

G&A expenses for the three and nine months ended September 30, 2018 and 2019 comprised:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Wages, benefits and consulting	2,227	1,667	6,474	4,413
Office, rent and administration	191	346	562	1,138
Professional and legal	150	329	329	1,104
Share-based payments	390	337	1,283	920
Travel, marketing, investor relations and regulatory	217	216	754	851
Other	24	9	58	34
Total G&A expense	3,199	2,904	9,460	8,460

Wages, benefits and consulting incurred for the three and nine months ended September 30, 2019 were $0.6 million and $2.1 million higher than the comparative periods, respectively, due in part to non-recurring costs associated with the restructuring of the executive management team. This was directly offset by the impact of the deconsolidation of the G&A expenses of the AGM which during the three and nine months ended September 30, 2018 amounted to $0.3 million and $1.3 million, respectively. In addition, wages, benefits and consulting reported for the three and nine months ended September 30, 2018 were presented net of a recovery of service fees (between the Company and the AGM) of $0.1 million and $1.0 million, respectively, whereas in 2019 the benefit of the services fees are presented separately in the Company’s Statement of Operations and Comprehensive Income (Loss). This change in presentation of the benefit of the service fees was required under IFRS due to the deconsolidation of the AGM and was thus applied prospectively from July 31, 2018.

Office, rent and administration and professional and legal fees were higher during the three and nine months ended September 30, 2018 as these periods included the G&A expenses of the AGM for the period January 1st to July 31st, 2018 as the Company’s former Ghanaian subsidiaries were still under the Company’s control, resulting in these expenses being higher by $0.1 million and $0.9 million, respectively. Additionally, the Company’s professional and legal fees were higher for the three and nine months ended September 30, 2018 due to costs associated with completing the JV Transaction.

Recovery (loss) due to loss of control of subsidiaries

On July 31, 2018, the Company completed the JV Transaction to sell 50% of Asanko’s 90% interest in the AGM (see section “Gold Fields Transaction”). Upon closing of the JV Transaction, the Company derecognized the carrying amounts of the net assets of AGGL and Adansi Ghana, as well as the carrying amount of previously recognized non-controlling interests in AGGL, and recognized the fair value of the Company’s interest in the JV. An initial post-tax loss of $144.6 million was recognized on re-measurement of the disposal group at fair value less cost of disposal during the quarter ended June 30, 2018. As at July 31, 2018, the loss associated with the loss of control of the Company’s former Ghanaian subsidiaries reduced to $143.3 million, resulting in a reduction in loss of $1.3 million for the three months ended September 30, 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

Finance income

Finance income includes interest earned on cash balances and changes in the amortized cost of the Company’s preferred share (fixed redemption date) investment in the JV. For the three and nine months ended September 30, 2019, the Company recognized income of $0.2 million and $0.5 million, respectively, on changes in the amortized costs of the Company’s preferred share (fixed redemption date) investment in the JV.

Finance expense

Finance expense includes changes in fair value of the Company’s preferred share investment in the JV, interest on lease liabilities and banking fees. For the three and nine months ended September 30, 2019, the Company recognized a downward fair value adjustment of $20.0 million and $15.5 million, respectively, on changes in the fair value of the Company’s preferred share investment in the JV. The downward fair value adjustment was a result of a change in the estimated timing of the cash flows expected to be distributed by JV. There was no change to the face value of the preferred shares.

5.    Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters.

		2019			2018			2017
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	30,665	66,823	64,430	62,767	63,714
Total cost of sales	-	-	-	-	(33,373)	(50,740)	(44,935)	(47,636)	(45,814)
Income (loss) from mine operations	-	-	-	-	(2,708)	16,083	19,495	15,131	17,900
Share of net earnings (loss) related to joint venture	(126,047)	6,135	(6,352)	(1,306)	256	-	-	-	-
Service fee earned as operators of joint venture	1,488	1,126	1,126	1,117	775	-	-	-	-
Exploration and evaluation expenditures	-	-	-	-	(419)	(1,789)	(125)	(1,587)	(197)
General and administrative expenses	(3,199)	(3,456)	(2,805)	(3,200)	(2,904)	(3,246)	(2,310)	(3,143)	(3,259)
Income (loss) from operations and joint venture	(127,758)	3,805	(8,031)	(3,389)	(5,000)	11,048	17,060	10,401	14,444
Recovery (loss) due to loss of control of subsidiaries	-	-	-	-	1,293	(144,554)	-	-	-
Other income (expenses)	(19,758)	2,302	2,717	2,514	2,603	(5,128)	(5,151)	(2,881)	(5,767)
Income tax (expense) recovery	-	-	-	8	(121)	(3,277)	(9,119)	(15,028)	(3,671)
Net income (loss) for the period	(147,516)	6,107	(5,314)	(867)	(1,225)	(141,911)	2,790	(7,508)	5,006
Basic and diluted income (loss) per share	($0.65)	$0.03	($0.02)	$0.00	($0.00)	($0.63)	$0.01	($0.03)	$0.02
Adjusted net income (loss) for the period attributable to common shareholders	793	6,107	(5,314)	(867)	(1,640)	2,287	2,109	(7,111)	4,154
Adjusted basic and diluted income (loss) per share attributable to common shareholders	$0.00	$0.03	($0.02)	$0.00	($0.01)	$0.01	$0.01	($0.03)	$0.02

Since the commencement of commercial production at the Asanko Gold Mine effective April 1, 2016, and specifically from Q3 2016 onwards, the Company saw mining operations achieve expected levels of production, resulting in comparable revenues and income from mine operations, until the Company completed the JV Transaction effective July 31, 2018, concurrent with which the Company commenced equity accounting for its interest in the AGM.

Commencing in Q3 2018, the Company has been recognizing its 45% interest in the net income after tax of the JV for each quarter.

For periods prior to Q3 2018, other income (expense) included interest expense on the Company’s long-term debt (which was settled in July 2018). In Q3 and Q4 2018, as well as Q1 and Q2 2019, other income included fair value adjustments on the Company’s preferred share investments in the JV.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

The Company also recognized a $144.6 million loss on loss of control of its former Ghanaian subsidiaries, as part of the JV Transaction, in Q2 2018.

In Q3 2019, the Company recognized an impairment on its equity investment in the AGM JV totaling $128.3 million which was presented as part of the Company’s share of the net loss related to the joint venture. Additionally, in Q3 2019, the Company recognized a $20.0 million downward fair value adjustment on its preferred share investment in the JV which was presented as finance expense.

6.    Outlook

2019 Guidance for the Asanko Gold Mine (100% basis)

In 2019, the AGM is targeting 225,000 – 245,000 ounces of gold at AISC1 of $1,040 – $1,060/oz.

The AGM’s AISC1 includes the recently commenced Esaase trucking operation and the impact of the 5% non-refundable levy on goods and services that attract VAT in Ghana (effective from August 1, 2018).

Total capital expenditure for 2019 is forecast to be $26 million. Sustaining capex is estimated at $7 million ($5.2 million spent as of September 30, 2019) and includes a tailings dam lift. Development capital is $19 million ($9.8 million spent as of September 30, 2019), mainly for the development of Esaase and includes the commencement of a village relocation.

In addition, $8 million is budgeted for exploration ($3.9 million spent as of September 30, 2019), mainly around the highly prospective Tontokrom – Miradani – Fromenda mineralized trend.

The Company reaffirms the AGM’s forecasted 2019 production and AISC1 guidance for 2019 (all on a 100% basis):

Guidance	FY 2018 (Actual)	FY 2019 (Forecast)	Q3 2019 (Actual)	YTD 2019 (Actual)
Gold Production (oz)	223,152	225,000 – 245,000	62,440	184,932
AISC[1] ($/oz)	1,072	1,040 – 1,060	1,179	1,163

Following the recent management restructuring (see “Management Changes”), the corporate cash costs for Asanko is expected to reduce to approximately $9 million on an annualized basis. Corporate costs for Asanko are partly funded by the management fee of $6 million per year (before withholding taxes) paid to Asanko as a service fee for operating the JV.

____________________________________________
1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

7.    Liquidity and capital resources

A key financial objective of the Company is to actively manage its own cash balance and liquidity in order to meet the Company’s strategic plans, as well as those of the JV in accordance with the JV agreement. The Company shares control of the JV and aims to manage the JV in such a manner to generate positive cash flows from the AGM’s operating activities in order to fund its operating, capital and project development requirements. A summary of the Company’s net assets and key financial ratios related to liquidity are as follows. Note that the September 30, 2019 and December 31, 2018 balances below, unless otherwise noted, do not include any assets and liabilities of the JV.

	September 30, 2019	December 31, 2018
	$	$

Cash and cash equivalents	13,635	10,358
Other current assets	3,499	2,744
Non-current assets	148,839	299,513
Total assets	165,973	312,615
Current liabilities	1,976	3,473
Non-current liabilities	854	300
Total liabilities	2,830	3,773
Working capital	15,158	9,629
Total equity	163,143	308,842
Total common shares outstanding	226,207,730	225,804,614
Total options outstanding	12,955,727	13,482,427
Key financial ratios
Current ratio	8.67	3.77
Total liabilities-to-equity	0.02	0.01

The Company held cash and cash equivalents of $13.6 million and $3.1 million in receivables as at September 30, 2019. During the three months ended September 30, 2019, the Company received the first of two $10.0 million payments from Gold Fields associated with the JV Transaction. The Company is entitled to receive a further $10.0 million payment from Gold Fields by no later than December 31, 2019.

Subsequent to the JV Transaction, other than the JV service fee, the Company has no current direct sources of revenue and any free cash flows generated by the AGM are no longer within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that “Distributable Cash” will be calculated and distributed quarterly, if available. Further information regarding the definition of “Distributable Cash” is included in section “8.4 EBITDA and Adjusted EBITDA”. However, given the Company’s cash balance, ongoing service fee receipts from the JV, and the beforementioned additional $10.0 million contribution receivable in connection with the JV Transaction, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see “Commitments” below) during the next 24 months.

In order to maintain or adjust its capital structure, the Company filed a short-form base shelf prospectus on January 15, 2018, which allows the Company to offer up to $300.0 million of common shares, warrants, subscription receipts, debt securities and units, or any combination thereof, from time to time over a 25-month period. The specific terms of any offering of securities will be subject to approval by the Company’s Board of Directors and the terms of such offering will be set forth in a shelf prospectus supplement.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

Equity

The Company is financially stable with a total liabilities-to-equity ratio of 0.02 as at September 30, 2019.

Commitments

The following table summarizes the Company’s contractual obligations as at September 30, 2019 and December 31, 2018. Note the following table excludes commitments and liabilities of the JV for both periods presented.

					Total	Total
	Within 1 year	1 - 3 years	4 -5 years	Over 5 years	September 30, 2019	December 31, 2018
Accounts payable and accrued liabilities	1,895	-	-	-	1,895	3,232
Long-term incentive plan (cash-settled awards)	453	319	-	-	772	541
Corporate office leases	251	254	271	124	900	202
Total	2,599	573	271	124	3,567	3,975

In addition to the above commitments, the Company has provided a parent company guarantee on the unfunded portion of the AGM’s reclamation bond in the amount of $6.8 million. The Company has also provided a guarantee in respect of 50% of the 30,000 ounces of zero cost collars entered into by the AGM.

During the quarter, the Company entered into a lease agreement for corporate office space with an effective date of September 1, 2019. Upon obtaining the contractual right to use the new office space, the Company recognized a right-of-use asset and corresponding lease liability for the office space lease agreement in accordance with IFRS 16, amounting to $0.6 million. Obligations under the corporate office space lease agreement have been included in the table above.

Contingencies

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company’s financial condition or future results of operations.

Cash flows

The following table provides a summary of cash flows for the three and nine months ended September 30, 2019 and 2018:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Cash provided by (used in):
Operating cash flows before working capital changes	(1,319)	5,901	(4,428)	65,053
Operating activities	(3,539)	2,878	(7,159)	35,333
Investing activities	10,030	158,121	10,110	108,662
Financing activities	322	(164,892)	322	(154,641)
Impact of foreign exchange on cash and cash equivalents	1	71	4	(66)
Increase (decrease) in cash and cash equivalents during the period	6,814	(3,822)	3,277	(10,712)
Cash and cash equivalents, beginning of period	6,821	42,440	10,358	49,330
Cash and cash equivalents, end of period	13,635	38,618	13,635	38,618
Less cash and cash equivalents held in joint venture, end of period	-	(24,368)	-	(24,368)
Cash and cash equivalents excluding joint venture, end of period	13,635	14,250	13,635	14,250

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

Cash provided by operating activities

During Q3 2019, the Company utilized cash flows from operations of $3.5 million, net of cash outflows in working capital of $2.2 million (Q3 2018 – operating cash flows generated of $2.9 million, consisting of cash inflows before working capital changes of $5.9 million and outflows from non-cash working capital of $3.0 million). In Q3 2019, cash outflows of $2.2 million from non-cash working capital were primarily the result of a $1.5 million increase in receivables, $0.5 million decrease in accounts payable and accruals and a $0.2 million increase in prepaid expenses.

During the nine months ended September 30, 2019, the Company utilized cash flows from operations of $7.2 million, net of cash outflows in working capital of $2.7 million (nine months ended September 30, 2018 – operating cash flows generated of $35.3 million, consisting of cash inflows before working capital changes of $65.1 million and outflows from non-cash working capital of $29.7 million). For the nine months ended September 30, 2019, cash outflows of $2.7 million from non-cash working capital were primarily the result of a $1.9 million decrease in accounts payable and accruals, $0.5 million increase in receivables and a $0.3 million increase in prepaid expenses.

Cash flows from operations were lower for the three and nine months ended September 30, 2019 compared to the same periods in 2018 due to the deconsolidation of the AGM as a result of the closing of the JV Transaction, which took effect as of July 31, 2018. Accordingly, the consolidated cash flows for the three and nine months ended September 30, 2018 include 100% of the cash flows of the AGM for the period January 1, 2018 to July 31, 2018 and so are not to that extent comparable to the current period.

Cash from (used in) investing activities

During the three and nine months ended September 30, 2019, the Company generated cash of $10.0 million and $10.1 million, respectively, through investing activities, compared to the same periods in 2018 where the Company generated $158.1 million and $108.7 million, respectively.

Cash generated by investing activities during the three and nine months ended September 30, 2019 was the result of a $10.0 million payment received from Gold Fields in connection with the JV Transaction and $0.1 million of interest earned on cash and cash equivalent balances. During the three and nine months ended September 30, 2018, the primary source of investing cash flows was Gold Fields’ $165.0 million investment in the JV, which was partially offset by $4.3 million and $53.9 million, respectively, spent on additions to the AGM’s mineral properties, plant and equipment, and $2.7 million and $2.8 million, respectively, in paid transaction costs associated with the JV Transaction.

Cash used in financing activities

During the three and nine months ended September 30, 2019, $0.3 million of cash was generated by financing activities in both periods, compared to the same periods in 2018 where financing activities used $164.9 million and $154.6 million in cash.

During the three and nine months ended September 30, 2019, cash generated from financing activities of $0.3 million for both periods related to the exercise of employee stock options.

During the three and nine months ended September 30, 2018, cash used in financing activities amounted to $164.9 million and $154.6 million, consisting of $163.8 million to repay all principal and accrued interest on the former Red Kite debt facility and $1.1 million and $8.3 million, respectively, in interest and applicable withholding taxes. For the nine months ended September 30, 2018, these factors were partially offset by $17.4 million in cash received from a private placement investment by Gold Fields as part of the JV Transaction.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

8.     Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, as explained elsewhere herein, these non-GAAP performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

8.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate operating cash costs and total cash costs per ounce differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company’s own disclosure purposes.

The following tables provide reconciliations of operating and total cash costs per gold ounce of the AGM (net of silver by-product revenues) to various operating expenses of the AGM on a 100% basis (the nearest GAAP measures) as presented in the notes to the condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2019 and 2018.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Total production costs [4]	50,721	48,772	141,894	107,591
Share-based payment expense included in production costs	(147)	(74)	(259)	(431)
By-product revenue	(213)	(235)	(593)	(644)
Total operating cash costs	50,361	48,463	141,042	106,516
Royalties and production taxes	4,559	3,919	12,306	10,482
Total cash costs	54,920	52,382	153,348	116,998
Gold ounces sold	63,009	65,267	182,767	165,951
Operating cash costs per gold ounce sold ($/ounce)	799	743	772	642
Total cash costs per gold ounce sold ($/ounce)	872	803	839	705

4 Total production costs exclude a provision for a one-time contract termination fee.

8.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”), a non-regulatory association of many of the world’s leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining costs per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of “all-in sustaining costs per gold ounce”, which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV’s performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate all-in sustaining costs per ounce differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company’s own disclosure purposes.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

The following table provides a reconciliation of AISC of the AGM to various operating expenses of the AGM on a 100% basis (the nearest GAAP measures), as presented in the notes to the condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2019 and 2018.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	54,920	52,382	153,348	116,998
General and administrative expenses - JV	2,135	1,967	5,008	6,108
Sustaining capital expenditures	728	844	5,189	2,215
Sustaining capitalized stripping costs	10,261	7,949	33,670	51,831
Reclamation cost accretion	201	241	631	671
Sustaining lease payments	6,071	-	14,779	-
All-in sustaining cost	74,316	63,383	212,625	177,823
Gold ounces sold	63,009	65,267	182,767	165,951
All-in sustaining cost per gold ounce sold ($/ounce) - JV	1,179	971	1,163	1,072
Average realized price per gold ounce sold ($/ounce)	1,443	1,198	1,343	1,259
All-in sustaining margin ($/ounce)	264	227	180	187
All-in sustaining margin	16,634	14,816	32,898	31,033

Excluded from the G&A costs of the AGM is non-cash share-based compensation expense of $75,000 and $130,000 for the three and nine months ended September 30, 2019, respectively (three and nine months ended September 30, 2018 – $49,000 and $0.6 million, respectively).

For the three and nine months ended September 30, 2019, the Company incurred corporate G&A expenses, net of the JV service fee, of $1.3 million and $4.4 million which excludes non-cash share-based compensation expense of $0.4 million and $1.3 million. The Company’s attributable gold ounces sold for the three and nine months ended September 30, 2019 was 28,354 and 74,678, respectively, resulting in additional all-in sustaining cost for the Company of $46/oz and $59/oz for these respective periods, in addition to the AGM’s all-in sustaining cost presented in the above table.

All-in sustaining costs adjust “Total cash costs” for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the AGM’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site. A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining costs exclude all expenditures at the AGM’s ‘new projects’ and certain expenditures at the AGM’s operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period which have been deferred to mining interests as they allow the AGM to gain access to ore bodies to be mined in future periods; these costs are not considered expansionary in nature as they relate to currently identified reserves and resources. Reclamation cost accretion represents the growth in the AGM’s decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the AGM’s results as disclosed in the condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2019 and 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

The following table reconciles sustaining capital expenditures on a 100% basis for the AGM to the total capital expenditures of the AGM, as presented in the notes to the condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2019 and 2018. Note the comparative period reconciliation includes 100% of the capital expenditures of the AGM.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Investing cash flows of the AGM	26,655	14,427	50,430	64,138
Less:
Sustaining capitalized stripping costs	(10,261)	(7,949)	(33,670)	(51,831)
Non-sustaining capital expenditures	(5,240)	(2,654)	(13,368)	(11,566)
Change in AP related to capital expenditures not included in AISC	(10,768)	(2,896)	1,581	1,649
Interest income received	342	(84)	216	(175)
Total sustaining capital expenditures	728	844	5,189	2,215

The majority of the non-sustaining capital expenditures during Q3 2019 related to development activities at Esaase, including the commencement of a village relocation.

8.3 Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to reflect the Company’s ongoing operating performance. The Company further believes that its presentation of this non-GAAP financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income (loss) to net income (loss) (the nearest GAAP measure) per the condensed consolidated interim financial statements for the three and nine months ended September 30, 2019 and 2018. All adjustments are shown net of estimated tax.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
(in thousands of US dollars, except per share amounts)	$	$	$	$
Net loss for the period attributable to common shareholders	(147,516)	(347)	(146,723)	(140,505)
Impairment of equity investment in joint venture	128,338	-	128,338	-
Change in fair value of preferred shares related to updated LOM plan	19,971	-	19,971	-
Loss (recovery) due to loss of control of the AGM	-	(1,293)	-	143,261
Adjusted net income (loss) for the period attributable to common shareholders	793	(1,640)	1,586	2,756
Basic weighted average number of common share outstanding	225,902,646	225,804,614	225,839,725	218,189,291
Diluted weighted average number of common share outstanding	225,902,646	225,804,614	225,839,725	218,189,291
Adjusted net income (loss) per share attributable to common shareholders - basic and diluted	$0.00	($0.01)	$0.01	$$0.01

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

8.4 EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV. Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company’s own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (loss) (the nearest GAAP measure) of the Company and the JV, respectively, per the condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2019 and 2018. All adjustments are shown net of estimated income tax.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
(in thousands of US dollars )	$	$	$	$
Net income (loss) for the period	(147,516)	(1,225)	(146,723)	(140,346)
Add back:
Depreciation and depletion	(24)	11,651	(58)	41,944
Finance income	(214)	(2,692)	(736)	(3,025)
Finance expense	19,977	6	15,470	10,733
Current income tax expense	-	121	-	1,087
Deferred income tax expense	-	-	-	11,430
EBITDA for the period	(127,777)	7,861	(132,047)	(78,177)
Add back (deduct):
Non-cash share based compensation	(390)	337	(1,283)	1,277
Recovery (loss) due to loss of control of subsidiaries	-	(1,293)	-	143,261
Share of net loss (earnings) related to joint venture	126,047	(256)	126,264	(256)
Asanko's attributable interest in JV Adjusted EBITDA	11,561	6,699	28,022	6,699
Adjusted EBITDA for the period	9,441	13,348	20,956	72,804

The following table reconciles the JV’s EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2019 to the results of the JV as disclosed in note 6 to the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2019 and 2018. Note that for the three and nine months ended September 30, 2018 in the table below, the financial results of the AGM are included for the period August 1, 2018 to September 30, 2018 only, while the financial results of the AGM for the period January 1, 2018 to July 31, 2018 were consolidated by the Company and, therefore, included in the EBITDA table above.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

	Three months ended	Two months ended	Nine months ended
	September 30, 2019	September 30, 2018[5]	September 30, 2019
(in thousands of US dollars)	$	$	$
JV net income (loss) for the period	5,096	568	4,615
Add back:
JV depreciation and depletion	24,665	13,484	64,840
JV Finance income	(89)	(78)	(215)
JV Finance expense	3,913	453	7,810
JV Deferred income tax expense (recovery)	(1,823)	460	-
JV EBITDA for the period	31,762	14,887	77,050
Add back (deduct):
JV Mining contractor lease payments (capitalized leases)	(6,071)	-	(14,779)
JV Adjusted EBITDA for the period	25,691	14,887	62,271
Asanko's attributable interest in JV Adjusted EBITDA for the period	11,561	6,699	28,022

5 Two months ended Spetember 30, 2018 as per note 20 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2018 and 2017.

While the above figure reflects an estimate of the Company’s “attributable interest” in Adjusted EBITDA generated from the AGM, these funds are not within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that “Distributable Cash” will be calculated and distributed quarterly, if available. “Distributable Cash” means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee); and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by JV Finco (of which shares each partner will hold $185 million by the end of 2019 at latest) and finally as dividends on common shares of the JV companies (which the JV partners own 45:45 with the Government of Ghana holding 10%).

8.5 Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-GAAP financial measure, to supplement information in its condensed consolidated interim financial statements. Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the JV’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free Cash Flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities on a 100% basis (the nearest GAAP measures), as presented in the notes to the condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2019 and 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
(in thousands of US dollars)	$	$	$	$
Cash flows from operating activities before working capital changes	30,177	21,929	75,977	82,649
Net change in working capital	15,393	(779)	(1,042)	(23,035)
Cash flows from operating activities	45,570	21,150	74,935	59,614
Less:
Cash flows used in investing activities	(26,655)	(14,427)	(50,430)	(64,138)
Mining contractor lease payments (capitalized leases)	(5,050)	-	(9,405)	-
Free Cash Flow for the period	13,865	6,723	15,100	(4,524)

9.    Summary of outstanding share data

As of the date of this MD&A, there were 226,207,730 common shares of the Company issued and outstanding and 12,609,061 share purchase options outstanding (with exercise prices ranging between C$0.86 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 238,816,791.

10.  Related party transactions

As at September 30, 2019, the Company’s related parties are its subsidiaries and the JV, its JV partners, and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the three and nine months ended September 30, 2019, all related party transactions were in the normal course of business including compensation payments to key management personnel.

As at September 30, 2019, the Company had a $3.0 million receivable owing from the JV in relation to the Company’s service fee earned for being the operator of the JV (December 31, 2018 – $2.3 million).

11.  Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 5 of the audited annual consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2019 and 2018. Additionally, the AGM entered into zero cost collar hedging instruments during the period, which are required to be measured at fair value using valuation techniques. Any changes in assumptions used to estimate the fair value of these gold price hedges could result in a change in the fair value of these derivatives, which could impact the Company’s equity pick-up from the AGM JV. During the quarter, the Company recorded an impairment of its interest in the JV, which was based on management’s estimate of the recoverable amount of the AGM. The determination of the recoverable amount of the AGM required significant estimates and judgements as discussed previously in this MD&A.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

11.2 Changes in Accounting Policies including Initial Adoption

(a)	Accounting standards adopted January 1, 2019

The Company adopted the following new IFRS standards effective January 1, 2019. The nature and impact of each new standard on the Company’s current period financial statements, and prior period comparatives, if any, are outlined below. Adoption of these standards were made in accordance with the applicable transitional provisions.

Leases

In January 2016, the IASB issued IFRS 16 which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company has not identified any material leases or other contracts containing a lease to be recognized on balance sheet as of January 1, 2019.

The adoption of IFRS 16 did however impact the Company’s equity pick-up from the AGM JV. The JV recognized a right-of-use assets and lease liabilities at January 1, 2019 relating to the JV’s mining contractor agreements. Previously, the JV recognized monthly fixed payments for equipment to mining contractors as production costs. Under IFRS 16, these fixed monthly payments were capitalized as a lease and resulted in a change in their previous presentation as production costs. Rather, the JV has recognized a depreciation charge for the right-of-use assets and interest expense on the lease liabilities. The JV elected to adopt the practical expedient in IFRS 16 to not reassess whether a contract is, or contains, a lease at the date of initial application. Any contracts or agreements that were not previously identified as containing a lease under IAS 17 or IFRIC 4, were not reassessed as of January 1, 2019. Rather, IFRS 16 was applied only to contracts entered into (or changed) on or after January 1, 2019.

On adoption of IFRS 16, the JV recognized right-of-use assets and lease liabilities of $36.6 million as at January 1, 2019. However, the net impact on the profit and loss of the JV for the three and nine months ended September 30, 2019 was not materially different from accounting for these contracts under IAS 17 and, as a result, the adoption of IFRS 16 did not have a material impact on the Company’s equity pick-up for the period.

12.  Risks and uncertainties

12.1 Financial instruments & risk

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company’s most recently filed Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, and the Company’s most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Other than as disclosed below, management is not aware of any significant changes to the risks identified in the Annual Information Form for the year ended December 31, 2018 nor has the Company’s mitigation of those risks changed significantly during the nine months ended September 30, 2019. These risks, and the risk factors disclosed below, could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

12.2 AGM LOM

The Company and its JV partner are currently in the process of preparing the updated AGM LOM. As disclosed elsewhere in this MD&A, as a result of management’s expectation that the AGM LOM, once finalized, will reflect estimated total reserve extraction that is less than the total previously estimated reserves, the Company recognized an impairment of $128.3 million against the Company’s equity investment in the JV. The JV has not yet finalized the AGM LOM plan and future changes to the AGM LOM may include (but may not be limited to) changes to the current estimates of in-situ ounces, ore tonnes to be mined in future periods, strip ratios, head grades, recovery rates, gold price assumptions, mining costs, processing costs, trucking costs, capital and closure costs, as well as discount rates. Changes to any of these factors may result in the need for management to recognize further impairments to the Company’s equity investment in the JV and may result in negative impacts on the project economics of the AGM, and benefit to the Company, of its equity investments in the JV. If the Company is required to recognize further impairments to its equity investment in the JV, or to modify the AGM LOM in a manner that reduces the economic benefit to the Company of the AGM, including reductions in net present values and internal rates of return, the Company’s future financial performance could be materially impacted.

13.  Internal control

13.1 Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Other than those controls and disclosure procedures applied over estimates, judgments and disclosures associated with the impairment of the Company’s interest in the JV, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the three months ended September 30, 2019.

13.2 Limitations of controls and procedures

The Company’s management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

14.  Qualified person

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng.) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this MD&A.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

15.  Cautionary statements

15.1 Cautionary statement on forward-looking information

Certain statements and information contained in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A include, but are not limited to: statements with respect to the AGM LOM; statements with respect to the AGM LOM plan, including in respect of anticipated mine life, gold production, anticipated resource and reserve levels and the evolving nature of the AGM LOM plan; statements with respect to the estimated recoverable amount of the AGM and the assumptions applied in assessing the recoverable amount of the AGM; statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the accuracy of reserve and resource, grade, mine life, cash cost, net present value, internal rate of return and production and processing estimates and other assumptions, projections and estimates made in the technical reports for the AGM or in respect of AGM; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company’s relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company’s key personnel; and changes in laws, rules and regulations applicable to Asanko.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A, include, but are not limited to:

•	mineral reserve and resource estimates may change and may prove to be inaccurate;

•	LOM estimates are based on a number of factors and assumptions and may prove to be incorrect;

•	the AGM has a limited operating history and is subject to risks associated with establishing new mining operations;

•	sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;

•

actual production, costs, returns and other economic and financial performance may vary from the Company’s estimates in response to a variety of factors, many of which are not within the Company’s control;

•	adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

•

the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;

•	the Company’s operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;

•	the Company’s operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;

•	the Company may be unsuccessful in attracting and retaining key personnel;

•	labour disruptions could adversely affect the Company’s operations;

•	the Company’s business is subject to risks associated with operating in a foreign country;

•	risks related to the Company’s use of contractors;

•	the hazards and risks normally encountered in the exploration, development and production of gold;

•	the Company’s operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;

•	the Company’s operations and workforce are exposed to health and safety risks;

•	unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company’s operations;

•	the Company’s title to exploration, development and mining interests can be uncertain and may be contested;

•	the Company’s properties may be subject to claims by various community stakeholders;

•	risks related to limited access to infrastructure and water;

•	the Company’s exploration programs may not successfully expand its current mineral reserves or replace them with new reserves;

•	the Company’s common shares may experience price and trading volume volatility;

•	the Company’s revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;

•	the Company may not be able to secure additional financing when needed or on acceptable terms;

•	Company shareholders may be subject to future dilution;

•	risks related to changes in interest rates and foreign currency exchange rates;

•	changes to taxation laws applicable to the Company may affect the Company’s profitability and ability to repatriate funds;

•	the Company’s primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;

•	risks related to the Company’s internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;

•	the carrying value of the Company’s assets may change and these assets may be subject to impairment charges;

•	the Company may be liable for uninsured or partially insured losses;

•	the Company may be subject to litigation;

•

the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;

•	the Company must compete with other mining companies and individuals for mining interests; and

•	risks related to information systems security threats.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company’s operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that the previously published Expansion Projects (including parts of Project 5 Million and Project 10 Million of the AGM as outlined in the 12/17 DFS are not currently included in the ongoing work associated with updating the AGM LOM plan (see “Updating the Life of Mine Plan and Associated Impairment Loss”).

15.2 Cautionary note for United States investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Council”).

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Exchange Act. These amendments will be effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded. The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probably mineral reserves” to be “substantially similar” to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as ”proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.